UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Corriente Resources Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
22027E409
(CUSIP Number)
Jean-François Joly
Credit Industriel et Commercial
6 avenue de Provence
75009 Paris, France
+33 1 45 96 90 72
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22027E409

1	NAMES OF REPORTING PERSONS Credit Industriel et Commercial

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		9,094,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,094,900

WITH	10	SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,094,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* Based on a total number of Corriente Resources Inc. shares of Common Stock outstanding of 75,349,893 as of December 31, 2009 pursuant to the Issuer’s annual report filed on Form 40-F dated March 24, 2010.

CUSIP No.	22027E409
This amendment (“Amendment No. 2”) is being filed by Credit Industriel et Commercial (“CIC”), a French authorized bank, and relates to its beneficial ownership of shares of Common Stock, no par value, of Corriente Resources Inc.
This Amendment No. 2 amends the Schedule 13D filed by CIC with the Securities and Exchange Commission on March 24, 2010 (the “Initial Statement”), as amended by an amendment filed on March 29, 2010 (“Amendment No. 1”). Except as specifically set forth herein and in Amendment No. 1, the Initial Statement remains unmodified.
Capitalized terms used in this Amendment No. 2 without being defined herein have the meanings given to them in the Initial Statement.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended to include the supplementary information below:
Between May 18, 2010 and May 20, 2010, CIC acquired 1,312,000 shares of Common Stock in market purchases for an aggregate price of approximately US$10,602,467.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety below:
(a) As of the date of this Amendment No. 2, CIC is the beneficial owner of 9,094,900 shares of Common Stock constituting approximately 12.1% of the total issued and outstanding shares of Common Stock of the Issuer.
(b) As of the date of this Amendment No. 2, CIC may be deemed to hold sole power to vote and to dispose of the 9,094,900 shares of Common Stock of the Issuer as described in (a) above.
(c) Transactions made by CIC in the Common Stock of the Issuer in the past 60 days from the date of this Amendment No. 2 are set forth below.

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
March 22, 2010	675,000	9.91	Purchase
May 18, 2010	600,000	8.18	Purchase
May 18, 2010	100,000	8.17	Purchase
May 19, 2010	200,000	8.02	Purchase
May 19, 2010	50,000	8.01	Purchase
May 20, 2010	317,000	7.93	Purchase
May 20, 2010	45,000	7.92	Purchase
(d) No person other than CIC is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported in this Amendment No. 2.
(e) None.

CUSIP No.	22027E409
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 21, 2010

CREDIT INDUSTRIEL ET COMMERCIAL
By:	/s/ Jean-François Joly
	Name:	Jean-François Joly
	Title:	Head of Legal and Tax Department